Exhibit 21

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation

National Wireless Holdings Inc.	Delaware

Anagram International Communications Ltd.	Delaware

Electronic Network Systems, Inc.	Delaware

TLC Productions, Inc.	Florida

NW Media, LLC	Delaware